SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-18298

UNITRIN, INC. 401(K) SAVINGS PLAN

A. (Full Title of Plan)

Unitrin, Inc.

One East Wacker Drive

Chicago, IL 60601

B. (Name and Address of Issuer of Securities Held Pursuant to Plan)

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2003, consists of the audited financial statements of the Unitrin, Inc. 401(k) Savings Plan for the year ended December 31, 2003, and the related schedule thereto. The Unitrin, Inc. 401(k) Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedule furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

Report of Independent Registered Public Accounting Firm

To the Plan Administrative Committee

Unitrin, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Unitrin, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Chicago, Illinois
June 18, 2004

Unitrin, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

As of December 31, 2003 and 2002

(Dollars in Thousands)

	2003	2002
Assets

Investments (See Note 3)	$206,527	$163,091

Employer Contributions Receivable	309	276

Participant Contributions Receivable	1,349	1,058

Total Assets	208,185	164,425

Other Liabilities	57	194

Net Assets Available for Plan Benefits	$208,128	$164,231

The Notes to the Financial Statements are an integral part of these financial statements.

Unitrin, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2003

(Dollars in Thousands)

Additions to Net Assets Attributed to:
Employer Contributions	$4,840
Participant Contributions	25,451
Net Appreciation in Fair Value of Investments	29,920
Interest from Participant Loans	567
Dividends from Common Stock	746

Total Additions to Net Assets	61,524

Deductions From Net Assets Attributed to:
Benefits Provided to Participants	17,266
Investment Expenses	361

Total Deductions from Net Assets	17,627

Increase in Net Assets Available for Plan Benefits	43,897
Net Assets Available for Plan Benefits, Beginning of the Year	164,231

Net Assets Available for Plan Benefits, End of the Year	$208,128

The Notes to the Financial Statements are an integral part of these financial statements.

UNITRIN, INC. 401(k) SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2003 and 2002

Note 1 – Basis of Presentation

The financial statements of the Unitrin, Inc. 401(k) Savings Plan (the “Plan”) included herein have been prepared on an accrual basis under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Significant Accounting Policies

Investments, except for loans to participants, are stated at fair value. Loans to participants are stated at unpaid principal balances. Shares of mutual funds are valued at the net asset value of the shares held by the Plan. Fair values of common stock trusts are estimated using quoted market prices of the underlying common stock.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Benefits provided to participants are recorded when incurred.

Note 2 - Plan Description

The following summary description of the Plan is for general information only. A more detailed description of the Plan provisions is found in the formal Plan document and in summary materials distributed to Plan participants.

The Plan is a defined contribution plan, which is available to employees of Unitrin, Inc. (“Unitrin” or the “Company”) and certain of its subsidiaries (collectively, the “Companies”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees of the Companies generally become eligible to participate in the Plan on the first day of the month following the employee’s first full month of employment. Employees of the Companies generally become eligible to receive the Unitrin matching contribution following the employee’s first full year of employment.

Note 2 - Plan Description (continued)

Subject to Internal Revenue Code (the “Code”) limitations, participants are allowed to defer and contribute between 1% and 60% of their compensation to the Plan. Depending upon a participant’s job classification and employer, Unitrin either provides (i) a monthly matching contribution of 50% of the first 6% of compensation contributed by the participant or (ii) an annual matching contribution of 100% of the first $100 contributed by the participant and 50% of the next $400 contributed by the participant. In general, participants vest 100% in Company contributions after 3 years of employment.

The Plan provides for 100% vesting of Company contributions in the event of a Change of Control as defined in the Plan. Subject to certain limitations, participants are permitted to invest in (i) certain investment funds sponsored by the Capital Amvescap group of companies, Janus, PIMCO Funds, The Dreyfus Corporation (“Dreyfus”) and Fidelity Investments, (ii) the Unitrin Common Stock Trust, (iii) the Curtiss-Wright Corporation Common Stock Trust and (iv) the White Mountain Stock Trust. An individual account is maintained by Amvescap Retirement, Inc., the Plan’s recordkeeper, for each participant and updated to reflect the participant’s contributions, actual investment income, and withdrawals. Each participant may suspend, resume, or change the rate of contribution and withdraw all or a portion of the participant’s vested account balance at any time, subject to certain restrictions. In addition, participants may borrow from their accounts, subject to certain limitations, at prevailing interest rates as determined by the Plan administrator.

While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future date, all participants become 100% vested in benefits earned as of the Plan termination date.

On December 30, 2002, the Plan was amended to reflect the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 applicable to the Plan. Additionally, on December 30, 2002, the Plan was amended to provide for the immediate eligibility of all former employees of Kemper Insurance Companies (“KIC”) who were employed by KIC as of December 31, 2002 and subsequently hired by the Companies. The amendment further provided for recognition of, for vesting and eligibility purposes, a KIC employee’s past service with KIC.

Note 3 - Investments

All investments are directed by participants and held by the Plan’s Trustee, Amvescap National Trust Co. Investments that represent 5 percent or more of the Plan’s net assets at December 31, 2003 and 2002 were:

(Dollars in Thousands)
Investment	December 31,
	2003	2002
IRT Stable Value	$60,971	$57,310
Dreyfus Appreciation Fund, Inc.	24,053	19,153
Unitrin Common Stock Trust	19,268	11,817
AIM Premier Equity	16,824	13,546
IRT 500 Index	13,832	9,411
PIMCO Total Return Institutional	12,919	11,540
Invesco Total Return	12,280	9,685
Invesco Dynamics Fund	10,715	N/A

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year, and other fund or investment company distributions) appreciated or depreciated in value as follows:

(Dollars in Thousands) Investment	Appreciation (Depreciation)
Unitrin Common Stock Trust	$5,840
Dreyfus Appreciation Fund, Inc.	4,033
AIM Premier Equity	3,372
IRT 500 Index	3,023
Invesco Dynamics Fund	2,686
IRT Stable Value	2,554
Janus Small Cap Value Fund	2,449
Invesco Total Return	1,712
Janus Overseas Fund	1,593
Fidelity Advisor Growth Opportunities	1,490
PIMCO Total Return Institutional	694
Curtiss-Wright Corporation Stock Trust	489
White Mountain Stock Trust	56
Berger Small Cap Value	(71)

Net Appreciation in Fair Value of Investments	$29,920

Additional information concerning the above listed investments is contained in the prospectuses and financial statements of the funds.

Note 4 - Federal Income Tax Status

The Plan is exempt from income taxes under Section 401(a) of the Code. In October 2002, the Plan obtained a favorable determination letter from the Internal Revenue Service (the “IRS”). Subsequent to the receipt of the determination letter, the Plan was amended (See Note 2). The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be exempt from income taxes. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

Under Federal income tax statutes, regulations and interpretations, income taxes on amounts that a participant accumulates in the Plan are deferred and therefore not included in the participant’s taxable income until those amounts are actually distributed. Except for certain contributions made prior to April 1, 1993, contributions are considered pre-tax deposits and are not subject to Federal income taxes at the time of contribution. Prior to April 1, 1993, certain contributions were made on an after-tax basis and are not subject to income tax when they are distributed to the participant because they have already been taxed. A participant’s account balance, except for after-tax contributions made prior to April 1, 1993, is taxable income and generally is taxed at ordinary income tax rates when distributed. However, favorable tax treatment through special averaging provisions may apply to participants of a certain age. An additional 10 percent Federal income tax penalty may be imposed on all taxable income distributed to a participant unless the distribution meets certain requirements contained within Section 72 of the Code.

Taxable distributions from the Plan generally are subject to a 20% Federal income tax withholding unless directly rolled over into another eligible employer plan or Individual Retirement Account. Distributions of Unitrin common stock, Curtiss-Wright Corporation common stock and White Mountain common stock generally are not subject to the 20% withholding, and special tax rules may apply to the calculation of “net unrealized appreciation” on such stock.

If the Code and the Plan’s requirements concerning loans to participants are satisfied, the amount of the loan will not be treated as a taxable distribution. If, however, the loan requirements are not satisfied and a default occurs, the loan will be treated as a distribution from the Plan for Federal income tax purposes, and the tax consequences discussed above for distributions may apply. Interest paid on the loan is generally not tax deductible.

Note 5 - Related Parties

Participants are permitted to invest in certain investment funds sponsored by the Capital Amvescap group of companies. The Plan’s recordkeeper and custodian are affiliates of the Capital Amvescap group of companies.

One of Unitrin’s directors, Mr. Fayez Sarofim, is the Chairman of the Board, President and majority shareholder of Fayez Sarofim & Co. (“FS&C”), a registered investment advisory firm. FS&C is a sub-investment adviser of the Dreyfus Appreciation Fund, Inc.

Plan assets at December 31, 2003 and 2002 included 465,289 shares and 404,416 shares of Unitrin common stock, respectively, at an aggregate fair value of approximately $19.3 million and $11.8 million, respectively. For the year ended December 31, 2003, the Plan recorded dividends of approximately $0.7 million from participants’ investments in the Unitrin Common Stock Trust.

Unitrin, Inc. 401(k) Savings Plan

Schedule of Assets (Held at End of Year)

As of December 31, 2003

(Dollars in Thousands)

EIN #: 95-4255452

PLAN #: 003

Party-in- interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value

*	IRT Stable Value	Collective Trust	$60,971

*	Dreyfus Appreciation Fund, Inc.	Mutual Fund Shares	24,053

*	Unitrin Common Stock Trust	Common Stock	19,268

*	AIM Premier Equity	Mutual Fund Shares	16,824

*	IRT 500 Index	Collective Trust	13,832

	PIMCO Total Return Institutional	Mutual Fund Shares	12,919

*	Invesco Total Return	Mutual Fund Shares	12,280

*	Invesco Dynamics Fund	Mutual Fund Shares	10,715

	Janus Small Cap Value Fund	Mutual Fund Shares	9,885

	Fidelity Advisor Growth Opportunities	Mutual Fund Shares	7,239

	Janus Overseas Fund	Mutual Fund Shares	6,450

	Curtiss-Wright Corporation Stock Trust	Common Stock	1,602

	White Mountain Stock Trust	Common Stock	177

*	Aim Money Market Fund	Mutual Fund Shares	3

*	Participants	Participant Loans (5.0% - 11.5% Maturing 2003 to 2015)	10,309

			$206,527

*	This party is known to be a party-in-interest to the Plan.

See Accompanying Report of Independent Registered Public Accounting Firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, Unitrin, Inc., as plan administrator of the Unitrin, Inc. 401(k) Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITRIN, INC. 401(k) SAVINGS PLAN

By:	Unitrin, Inc.

/s/ Richard Roeske
Richard Roeske
Vice President

June 18, 2004